UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66633/March 21, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14770

In the Matter of	:	ORDER REVOKING REGISTRATION
	:	BY DEFAULT AS TO AMERICAN
AMERICAN UNITED GOLD CORPORATION,	:	UNITED GOLD CORPORATION AND
AMS HOMECARE INC.,	:	CYOP SYSTEMS INTERNATIONAL INC.
AUCXIS CORP., and	:	AND SETTING PREHEARING CONFER-
CYOP SYSTEMS INTERNATIONAL INC.	:	ENCE

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on February 24, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission, and that they have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. All Respondents were served with the OIP by March 1, 2012.

No Respondent has filed an Answer, and only AMS Homecare Inc. (AMS Homecare) participated in the prehearing conference on March 19, 2012. At the prehearing conference, Mr. Gill, CEO, President, and the only employee of AMS Homecare, stated he had only recently become aware of the OIP, and he requested 120 days to file the financials missing since AMS Homecare filed a Form 20-F for the period ended February 28, 2007. The Division of Enforcement (Division) opposed the request. The Division stated that it was in settlement negotiations with Aucxis Corp.

Ruling

American United Gold Corporation (American United) and CYOP Systems International Inc. (CYOP Systems) are in default because they have not filed an Answer, participated in the prehearing conference, or otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP true as to them. See 17 C.F.R. § 201.155(a).

American United, stock symbol AMUG and Central Index Code No. 1079222, is a revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American United is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2008, which reported a net loss of $36,872 for the prior nine months. As of February 17, 2012, the common stock of American United was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CYOP Systems, stock symbol CYOS and Central Index Key No. 1111698, is a revoked Nevada corporation located in London, England, United Kingdom, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CYOP Systems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2006, which reported a net loss of $3,573,962 for the prior year. As of February 17, 2012, the common shares of CYOP Systems were quoted on OTC Link, had eight market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, 13a-13. American United and CYOP Systems have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of American United's and CYOP Systems' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of American United Gold Corporation and CYOP Systems International Inc. is revoked.

It is FURTHER ORDERED that AMS Homecare Inc. and Aucxis Corp. shall file an Answer and appear at a prehearing conference at 2:00 p.m. EDT on Wednesday, May 16, 2012, if they have not resolved the allegations in the OIP by that date.

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Brenda P. Murray
Chief Administrative Law Judge